SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                     Under the Securities Exchange Act 1934
                               (Amendment No. 1 )*


                       The Singing Machine Company, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  829322 30 4
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                                 (CUSIP Number)

                                   John Klecha
                        The Singing Machine Company, Inc.
                           6601 Lyons Road, Bldg. A-7
                             Coconut Creek, FL 30373
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829322 30 4                     13D                Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John Klecha

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         934,611

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         934,611

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     934,611

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 829322 30 4                  13D                   Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock of The Singing Machine Company, Inc. (the "Singing Machine" or the "Company"). The principal executive offices of The Singing Machine are located at 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073.

________________________________________________________________________________
Item 2.  Identity and Background.

This Schedule is being filed by John Klecha, the President, Chief Operating Officer and Director of the Singing Machine. The business address for Mr.Klecha is 6601 Lyons Road, Bldg. A-7, Coconut Creek, Florida 33073. During the last five years, Mr. Klecha has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On June 14, 2002, Mr.Klecha received a grant of options to acquire 24,000 shares of the Company's common stock at an exercise price of $14.30 per share. These options are immediately exercisable and expire on June 13, 2002. On March 19, 2002, Mr. Klecha exercised warrants to acquire 30,000 shares of the Company's common stock at an exercise price of $1.33 per share. On August 15, 2001, John Klecha received a grant of options to acquire 15,000 shares of the Company's common stock at an exercise price of $4.23 per share. These options expire on August 14, 2006. On June 1, 2001, John Klecha exercised options to acquire 75,000 shares of the Company's common stock at an exercise price of $.29 per share.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Mr. Klecha acquired shares of the Company's common stock for investment purposes. Mr. Klecha does not have any current plans to sell his shares, except depending on general economic conditions and his financial planning strategy, Mr, Klecha may increase, continue to hold or dispose of shares the Company's common stock or other securities of the Company. Mr. Klecha does not have any present plans or proposals which relate to or would result in: (A) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Singing Machine, (B) a sale or transfer of a material amount of assets of the Singing Machine, (C) any change in the present board of directors or management of the Singing Machine, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (D) any material change in the present capitalization or dividend policy of the Singing Machine, (E) any other material change in the Singing Machine's business or corporate structure, (F) any changes in the Singing Machine's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Singing Machine by any person, (G) a class of securities of the Singing Machine to be delisted from a national

CUSIP No. 829322 30 4                  13D                   Page 4 of 5 Pages

securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (H) a class of equity securities of the Singing Machine becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934, (I) the acquisition by any person of additional securities of the Singing Machine or the disposition of the Singing Machine's securities or (J) any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.

(a) Mr. Klecha is deemed to beneficially own 934,611 shares of the Singing Machine's common stock, representing approximately 11.2% of Singing Machine's issued and outstanding common stock (based on 8,134,701 shares outstanding on July 29, 2002). This total includes 702,111 shares held directly by Mr. Klecha and options to purchase 232,500 shares of the Singing Machine's common stock, currently exercisable within sixty (60) days of July 29, 2002.

(b) Mr. Klecha has the sole power to vote or to direct the vote and to dispose and to direct the disposition of the 934,611 shares beneficially owed by him.

(c) During the past sixty (60) days from July 29, 2002 Mr. Klecha has not effected any transactions in the Singing Machine's common stock.

(d)  Not applicable.

(e)  Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Singing Machine to which Mr. Klecha is a party or is subject.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Not Applicable

________________________________________________________________________________

CUSIP No. 829322 30 4                  13D                   Page 5 of 5 Pages
                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 29, 2002                                /s/John Klecha
                                                   ---------------
                                                      John Klecha


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).